April 5, 2012

FILED VIA EDGAR

Ms. Karen Rossatto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.:         Proxy Statement for Neuberger Berman Equity Funds
Neuberger Berman Real Estate Fund
Trust Class, Class A, Class C, Institutional Class, and Class R3
1933 Act File No. 333-157197
1940 Act File No. 811-00582

Dear Ms. Rossatto:

On behalf of Neuberger Berman Real Estate Fund (the “Fund”), a series of Neuberger Berman Equity Funds, set forth below is the Fund’s response to the comment that the staff of the Division of Investment Management (the “Staff”) provided to us in a telephone conversation on March 23, 2012, regarding the Fund’s preliminary proxy statement on Schedule 14A, which was filed with the Securities and Exchange Commission on March 12, 2012.

Comment 1:  Please highlight more prominently the risk disclosed in the last sentence of the fourth paragraph in the “Proposal” section of the proxy statement.

Response:  The Fund has made the requested change.

The Fund has added a new sentence to the end of the first paragraph in the “Proposal” section of the proxy statement, so that the first paragraph reads as follows:

The Board, including those Trustees who are not “interested persons” of the Fund (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), has approved, and recommends that the Fund’s shareholders approve, changing the Fund from a diversified fund to a non-diversified fund.  Shareholder approval of this change would enable the Fund to invest larger percentages of its assets in the securities of a single issuer.  NB Management believes that the proposed change would provide the Fund with increased flexibility to respond to future investment opportunities.  Investing a larger percentage of the Fund’s assets in any one issuer carries certain risks, as described below.

Ms. Rossatto
Division of Investment Management
Securities and Exchange Commission
April 5, 2012

The Fund has added a new “Risks” heading and has reorganized certain disclosure so that the risk disclosure, including the sentence that is the subject of the Staff’s comment, appears under the new heading, as follows:

Risks. Shareholder approval of the proposal would enable the Fund to operate as a non-diversified fund.  As a non-diversified fund, the percentage of the Fund’s assets invested in any single issuer would not be limited by the 1940 Act. The Fund would be able to invest larger percentages of its assets in the securities of a single issuer – potentially as much as 25% in one issuer, and potentially as much as 25% in a second issuer.

NB Management believes that this increased investment flexibility may provide opportunities to enhance the Fund’s performance; however, investing a larger percentage of the Fund’s assets in any one issuer could increase the Fund’s risk of loss and its share price volatility, because the value of its shares would be more susceptible to adverse events affecting that issuer.  If NB Management takes a larger position in an issuer that subsequently has an adverse return, the Fund may have a greater loss than it would have had if NB Management had diversified the Fund’s investments.  NB Management would use this increased investment flexibility to take larger positions in the securities of a single issuer only if and when it believes that doing so justifies the risks involved.

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473 or Lynn A. Schweinfurth at (202) 778-9876.  Thank you for your attention to this matter.

Sincerely,

/s/ Franklin Na
Franklin Na